                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 13)

                              --------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                               BANCA INTESA S.p.A.
                                  VIA VERDI, 8
                               MILAN 20121, ITALY
                               011 39 02 87963525
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  JUNE 19, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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                                  SCHEDULE 13D

----------------------------
CUSIP No.   87927W10
----------------------------

--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Banca Intesa S.p.A.
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Italy
--------------------------------------------------------------------------------
     NUMBER OF SHARES           7.   SOLE VOTING POWER - 12,343,743
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH     ---------------------------------------------------
                                8.   SHARED VOTING POWER - 2,891,656,682
                                                              (See Item 5)
                             ---------------------------------------------------
                                9.   SOLE DISPOSITIVE POWER - 4,263,628

                             ---------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER - 2,891,656,682
                                                              (See Item 5)
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,904,000,425
      (See Item 5)
--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                              [ ]
--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          55.20%
                                                                  (See Item 5)
--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------


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     This Amendment No. 13 amends the Statement on Schedule 13D, dated October
19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on
Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 2. IDENTITY AND BACKGROUND

     As reported in Amendment No. 11 to the Statement on Schedule 13D, Mr. Emilio Gnutti became a director of Olimpia on May 5, 2003. Mr. Gnutti's present principal occupation is entrepreneur and his business address is Corso Zanardenelli 32, Brescia, Italy. Mr. Gnutti is an Italian citizen.

     Olimpia and Pirelli have been informed that, during the past five years, Mr. Gnutti has not been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws on finding any violation with respect to such laws, or (ii) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), except that on June 25, 2002, Mr. Gnutti was convicted in the Tribunale Brescia of charges based on Article 180, Paragraph 1(b) of Legislative Decree 58 of February 24, 1998 - Consolidated Law on Financial Intermediation, in connection with which Mr. Gnutti was fined euro 100,000 and sentenced to serve eight months in prison. (Article 180, Paragraph 1(b) relates to the unauthorized disclosure of inside information - the charges do not relate to conduct involving the securities of Telecom Italia, Olivetti or Pirelli.) An appeal by Mr. Gnutti from the decision of the Tribunale Brescia is presently pending in the Court of Appeal of Brescia.

Item 4. PURPOSE OF TRANSACTION

     On June 5, 2003, Olivetti filed with Consob, the Italian securities regulatory authority, a communication to the market relating to Olivetti's intention to launch a voluntary partial tender offer for Telecom Italia Shares (and American Depositary Shares representing underlying Telecom Italia Shares) and Telecom Italia Savings Shares. A press release issued by Olivetti in connection with the filing made with respect to Telecom Italia Shares is filed as an Exhibit to Amendment No. 20 to Pirelli's Schedule 13D, dated July 14, 2003, filed as Exhibit 33 to this Schedule 13D and incorporated by reference herein. A press release issued by Olivetti in connection with the filing made with respect to Savings Shares is filed as an Exhibit to Amendment No. 20 to Pirelli's Schedule 13D, dated July 14, 2003, filed as Exhibit 34 to this
Schedule 13D and incorporated by reference herein. On June 16, 2003, Olivetti issued a press release which reports (among other things) that a maximum total amount of euro 8,989,059,475 will be allocated to the tender offer for Telecom Italia Shares and Telecom Italia Savings Shares. Specifically, the press release reports that Olivetti will publicly tender for (i) 908,873,776 Telecom Italia Shares (representing approximately 17.3% of the total number of outstanding securities of that class) at a price per share of euro 8.01) and (ii) 354,560,274 Telecom Italia Savings Shares (representing approximately 17.3% of the total number of outstanding securities of that class) at a price per share of euro 4.82. A copy of the press release is filed as an Exhibit to Amendment No. 20 to Pirelli's Schedule 13D, dated July 14, 2003, filed as Exhibit 35 to this Schedule 13D and incorporated by reference herein. On June 19, 2003, Olivetti issued a press release which reports that Olivetti received authorization from Consob on June 18,

2003 to publish the offer document relating to the tender offer for Telecom Italia Shares and Telecom Italia Savings Shares. The press release also reports that the take-up period for the tender offer will run from 08:30 (Italian time) on June 23, 2003 until 17:40 (Italian time) on July 18, 2003. A copy of the press release is filed as an Exhibit to Amendment No. 20 to Pirelli's Schedule 13D, dated July 14, 2003, filed as Exhibit 36 to this Schedule 13D and incorporated by reference herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Emilio Gnutti, a director of Olimpia, may be deemed to beneficially own 1,500 Telecom Italia Shares and 9,391 Olivetti Convertible Bonds (representing, in each case, less than 0.1% of the total number of securities of that class), which are held of record by Mr. Gnutti's wife, Ms. Ornella Pozzi.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.           DESCRIPTION
-----------           -----------

Exhibit 33 Press release of Olivetti S.p.A., dated as of June 5, 2003 (incorporated by reference to Exhibit 49 to the Schedule 13D, dated July 14, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 34 Press release of Olivetti S.p.A., dated as of June 5, 2003 (incorporated by reference to Exhibit 50 to the Schedule 13D, dated July 14, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 35 Press release of Olivetti S.p.A., dated as of June 16, 2003 (incorporated by reference to Exhibit 51 to the Schedule 13D, dated July 14, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 36 Press release of Olivetti S.p.A., dated as of June 19, 2003 (incorporated by reference to Exhibit 52 to the Schedule 13D, dated July 14, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)


                                       4
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                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        BANCA INTESA S.P.A.


                                        By: /s/ Elisabetta Lunati
                                            -----------------------------------
                                            Name:  Elisabetta Lunati
                                            Title: Executive Manager


                                            Dated: October 31, 2003








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